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                              MAXXIM MEDICAL INC.
                            10300 49th Street North
                              Clearwater, FL 33762
                                  813-561-2100
                               Fax: 813-561-2180


                                                              November 17, 1998

George Cloutier
Circon Corporation
6500 Hollister Avenue
Santa Barbara, California
93117

Dear George:

          In connection with Maxxim Medical, Inc.'s ("Maxxim") analysis of the possible acquisition (the "Acquisition") of Circon Corporation (collectively, with its subsidiaries "Circon"), Maxxim is unwilling to proceed with such analysis and work toward the execution of definitive agreements relating thereto without the agree ments from Circon relating to it and its officers, employees, directors, affiliates, advisors, consultants, investment bankers, representatives or other agents (collec tively, the "Representatives") as set forth below.

         In consideration of Maxxim proceeding as set forth above, Circon hereby agrees as follows:

         (1) From the date of the execution of this Agreement until 5:00 p.m. Pacific time on November 23, 1998, Circon shall not, and shall not permit any of the Representatives to, directly or indirectly, (a) solicit, initiate or encourage any Acquisition Proposal (as hereinafter defined), engage in discussions, negotiations or carry-on a dialogue with any person or Group (as such term is defined under Section 13d-3 of the Securities Exchange Act of 1934) with respect to an Acquisition Proposal, or (b) disclose any non-public information relating to Circon or afford access to the properties, books or records (financial or otherwise) of Circon to, any person or Group. Upon execution of this Agreement, Circon will cease any existing activities, discussions

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                  or negotiations with any persons conducted with respect to an
                  Acqui sition Proposal. Except as required by law, unless and until a definitive agreement between Maxxim and Circon has been entered into relating to an Acquisition neither Maxxim nor Circon shall make any disclosure of this Agreement or the subject matter hereof to any person except to their respective Representatives. This Agreement constitutes a valid and binding agreement of Circon and Maxxim enforceable in accordance with its terms.

         (2) For purposes of this Agreement, "Acquisition Proposal" means any offer, proposal or indication of interest (in any case whether written or oral) by a person or Group other than Maxxim, or a wholly owned subsidiary of Maxxim, for a merger, consolidation, recapitalization, liquidation or other business combination involving Circon or the acquisition or purchase of 15% or more of any class of equity securities of Circon, or any tender offer (including self-tender offers) or exchange offer that if consummated could result in any such person or Group beneficially owning 15% or more of any class of equity securities of Circon or a substantial portion of the assets of Circon.

         (3) Circon will provide prompt written notice to Maxxim if Circon or the Representatives (x) are requested or required (by oral questions, interrogatories, requests for information, subpoena, civil investigative demand or other otherwise) to make any disclosure regarding this Agreement or the Acquisition or (y) receive or become aware of any inquiry, request for information or other communication from any person or Group other than Maxxim relating to or constituting an Acquisition Proposal.

         (4) Circon and Maxxim agree that unless and until a definitive agreement between Maxxim and Circon with respect to the Acquisition has been executed and delivered, neither Maxxim nor Circon will be under any legal obligation of any kind whatsoever with respect to the Acquisition.

         (5) It is further understood and agreed that no failure or delay in exercising any right, power, or privilege hereunder shall operate as a waiver thereof, and no single or partial exercise thereof shall preclude any


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                  other or further exercise thereof or the exercise of any
                  right, power, or privilege hereunder. If any provision of this Agreement is determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by applicable law.

         (6) It is further understood and agreed that money damages would not be a sufficient remedy for any breach of this Agreement and that the nonbreaching party shall be entitled to specific performance and injunc tive or other equitable relief as a remedy for any such breach, and each party agrees to waive any requirement for security or posting of any bond in connection with such remedy for a breach by the other party of this Agreement, it being understood between the parties that the foregoing in no way limits the rights and remedies available at law or in equity to either party.

         (7) This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         (8) This Agreement contains, and is intended as, a complete statement of all of the terms and conditions of the arrangements between the parties with respect to the matters provided for herein and supercedes any previous agreements whether written or oral between the parties with respect to those matters.

         (9) This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles, policies or provisions thereof concerning conflict or choice of law.



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                  If you agree with the foregoing, please sign and return two copies of this letter, which will constitute our agreement with respect to the subject matter of this letter.

                                                     Very truly yours,

                                                     MAXXIM MEDICAL, INC.


                                                     By:_______________________
                                                        Name:
                                                        Title:


CONFIRMED AND AGREED TO
   AS OF THE DATE FIRST
   ABOVE WRITTEN


CIRCON CORPORATION


By:_________________________
   Name:
   Title:



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